April 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	TriVascular Technologies, Inc.
Registration Statement on Form S-1
File No. 333-194466
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TriVascular Technologies, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate of the effective date of its Registration Statement on Form S-1 (File No. 333-194466), as amended (the “Registration Statement”), so that it may become effective at 4:00p.m. Eastern Time on April 15, 2014, or as soon thereafter as practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Arnold & Porter LLP, confirming this request.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRIVASCULAR TECHNOLOGIES, INC.

By:	/s/ Michael R. Kramer
Name: Michael R. Kramer Title: Chief Financial Officer